UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 6, 2017, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:December 6, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - November 2017

Mumbai, December 6, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for November 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOV 2016	NOV 2017	NOV 2016	NOV 2017	NOV 2016	NOV 2017
Micro	NANO	674	135	525	121	63	24
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	11870	11995	11021	11435	159	111
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	17
UV1	SUMO, NEXON	989	4885	708	4620	112	42
UV2	SAFARI, SUMO GRANDE, MOVUS	937	501	476	217	0	30
UV3	ARIA, HEXA	0	1394	6	764	0	3
V1	VENTURE	0	0	12	0	0	0
V2	ACE MAGIC, MAGIC IRIS	582	457	885	1675	62	43
N1- A1	ACE, ACE EX, ACE Zip	8248	10541	5787	10265	1573	1351
N1- A2	Super ACE, TATA207, XENON, Winger DV	4539	5190	3059	4685	439	651
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	211	129	60	116	1	0
M2- A2	Winger 14 seats, SFC407, CityRide	43	345	95	203	12	67
N2- A1	SFC407, LPT407	921	891	1065	1809	185	237
N2- A2	SFC709, LPT709	1282	1118	254	418	181	124
N2- A3	LPT9109	974	622	354	751	350	191
N2- A4	LPT1109	463	632	590	1006	310	182
M3- A2	LP709, SFC410, LP410	526	581	450	572	206	170
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	330	111	248	343	168	120
M3- C2	LPO1512, LPO1612, Starbus, Divo	853	344	829	613	389	271
N3- A1	LPT1613, LPK1616, SK1613	3682	2124	1807	1375	921	991
N3- B1(a)	LPT2518, LPK2518	3255	2374	2447	3279	370	248
N3- B1(b)	LPT3118	3532	5710	1661	5279	21	1
N3- B2(b)	LPS3518. LPS3015, LPS3516	475	407	243	230	31	24
N3-B2(d)	LPS4018, LPS4023	1048	1184	659	1160	68	27
N3- B2(e)	LPS4928	404	1543	33	1528	5	2

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.